November 25, 2013

By EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549-4628

Attention:  Tia L. Jenkins

Re:                          Golden Minerals Company

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-13627

Dear Ms. Jenkins:

On behalf of Golden Minerals Company (the “Company”), in response to the comments of the Staff of the Division of Corporation Finance, which were delivered in your letter dated November 13, 2013 (the “Letter”), regarding the Company’s Form 10-K as filed on March 1, 2013, and consistent with our voicemail communication on Friday, November 22, 2013, the Company hereby confirms that it will respond to the Letter no later than December 12, 2013.

Should you require further clarification, please contact the undersigned at (303) 892-7499.

Sincerely,

/s/ Deborah J. Friedman
for
DAVIS GRAHAM & STUBBS LLP

cc:	Julie Marlowe
Joanna Lam
George K. Schuler
Robert P. Vogels

Deborah J. Friedman • 303 892 7499 • deborah.friedman@dgslaw.com